Exhibit 99.1

DiVall Insured Income Properties 2, L.P.

Quarterly News

A Publication of The Provo Group, Inc.	November 15, 2013

Beware of “Fine Print” on offers to purchase your units

As we indicated in our August 15, 2013 newsletter, we will be distributing an additional $300,000 over our original budget with this November 15th newsletter, from our condemnation proceeds on the Mt. Pleasant, S.C. property. The tax gain from the award was recognized as of June 30, 2013. So if you intend to sell your units, be cautious that you receive the distributions applicable to the tax gains you must recognize. Certain unit purchaser agreements are quite clever with language providing cut-off dates for distributions for the purchaser’s economic benefit.•

INSIDE THIS ISSUE

2	Questions & Answers

2	Contact Information

Distribution Highlights…

•	$440,000 ($9.50 per unit) will be distributed for the third quarter of 2013.

•	$1,130,000 ($24.42 per unit) has been distributed for Q1, Q2 and Q3 of 2013.

•	Between $1,632.45 and $1,483.28 is the range of cumulative total distributions per unit from the first unit sold to the last unit sold before the offering closed (3/90), respectively. (Distributions are from both adjusted cash flow from operations and “net” cash activity from financing and investing activities).

Additional financial information can be accessed…

For further Quarterly 2013 unaudited financial information, see the Partnership’s interim financial reports filed on form 10-Q. A copy of these filings and other public reports can be viewed and printed free of charge at the Partnership’s website at www.divallproperties.com or at the SEC’s website at www.sec.gov. The Partnership’s 2012 Annual Report on Form 10-K was filed with the SEC on March 22, 2013; the report can also be accessed via the websites listed.

FORWARD LOOKING STATEMENTS

Forward-looking statements that were true at the time made may ultimately prove to be incorrect or false. Investors are cautioned not to place undue reliance on forward-looking statements, which reflect the Partnership’s management’s view only as of November 1, 2013, the date this newsletter was sent for printing and mail assembly The Partnership undertakes no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results. Factors that could cause actual results to differ materially from any forward-looking statements made in this newsletter include changes in general economic conditions, changes in real estate conditions and markets, inability of current tenants to meet financial obligations, inability to obtain new tenants upon the expiration of existing leases, and the potential need to fund tenant improvements or other capital expenditures out of operating cash flow.

DiVall Insured Income Properties 2, L.P.

QUESTIONS & ANSWERS

•	When can I expect to receive my next distribution mailing?

Your distribution correspondence for the Fourth Quarter of 2013 is scheduled to be mailed on February 15, 2014.

•	When can I expect to receive my Partnership K-1?

According to IRS regulations, Management is not required to mail K-1’s until April 15th, 2013. The 2012 K-1’s were mailed in the first week March of 2013.

•	What was the estimated December 31, 2012 Net Unit Value (“NUV”)?

Management had estimated the December 31, 2012 Net Unit Value of each interest of the Partnership to approximate $340, as noted in the letter mailed to investors on February 15, 2013. Please note that the estimated year-end NUV should be adjusted (reduced) for any subsequent property sale(s) or applicable impairment write-downs during the following year. As with any valuation methodology, the General Partner’s methodology is based upon a number of estimates and assumptions that may not be accurate or complete. Different parties with different assumptions and estimates could derive a different estimated NUV. Accordingly, with respect to the estimated NUV, the Partnership can give no assurance that:

•	an investor would be able to resell his or her units at this estimated NUV;

•	an investor would ultimately realize distributions per unit equal to the Partnership’s estimated NUV per unit upon the liquidation of all of the Partnership’s assets and settlement of its liabilities;

•	the Partnership’s units would trade at the estimated NUV per unit in a secondary market; or

•	the methodology used to estimate the Partnership’s NUV per unit would be acceptable to FINRA or under ERISA for compliance with their respective reporting requirements.

•	How can I obtain hard copies of Quarterly and Annual Reports or other SEC filings?

Please visit the Investor Relations page at the Partnership website at www.divallproperties.com or the SEC website at www.sec.gov to print a copy of the report(s) or contact Investor Relations.

•	What is the meaning of the word “Insured” in the name of this investment?

In the offering materials from the late 1980’s, sponsored by the former general partners, there was a representation (but no “guarantee”) that the Partnership would seek to insure rents from vacant properties. Although, there was some initial availability of very restrictive and limited (one year) insurance, that availability vanished in the early 1990’s.

In other words, the former general partners were “fast and loose” with professing the concept of “Insured” and the next and final partnership they sold did not use the term in the investment’s name.

•	How do I have a question answered in the next Newsletter?

Please e-mail your specific question to Lynette DeRose at lderose@tpgsystems.com or visit the Investor Relations page at www.divallproperties.com.

•	I’ve moved. How do I update my account registration?

Please mail or fax to DiVall Investor Relations a signed letter stating your new address and telephone number. Updates cannot be accepted over the telephone or via voicemail messages.

•	If I have questions or comments, how can I reach DiVall Investor Relations?

You can reach DiVall Investor Relations at the address and/or number(s) listed below.

CONTACT INFORMATION

MAIL:	DiVall Investor Relations	PHONE: 1-800-547-7686
	c/o Phoenix American Financial Services, Inc.	FAX: 1-415-485-4553
2401 Kerner Blvd.
San Rafael, CA 94901

DiVall Insured Income Properties 2, L.P.